Deloitte
Touche
Tohmatsu

HYUNDAI MOTOR COMPANY

NON-CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2003 AND 2002 TOGETHER WITH INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Anjin & Co

Anjin & Co
14th Floor, Hanwha Securities Building
23-5 Yoido-dong, Youngdeungpo-ku
Seoul 150-717, Korea
Yoido P.O.Box 537

Tel 82(2) 6676-1000, 1114
Fax 82(2) 785-4753, 786-0267

Deloitte Touche Tohmatsu

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of
Hyundai Motor Company:

We have reviewed the accompanying non-consolidated balance sheet of Hyundai Motor Company (the "Company") as of June 30, 2003, and the related non-consolidated statements of income for the three-month and six-month periods ended June 30, 2003 and 2002, and the related non-consolidated statements of cash flows for the three-month and six-month periods ended June 30, 2003, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with standards for review of interim financial statements as established by the Securities & Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review of interim financial statements is limited primarily to inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with financial accounting standards in the Republic of Korea (Note 2).

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2002, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented herein); and in our report dated February 7, 2003, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2002 is fairly stated, in all material respects, in relation to the non-consolidated balance sheet from which it has been derived.

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

As explained in Note 2, the Company prepared its financial statements as of June 30, 2003 in accordance with the Statements of Korea Accounting Standards ("SKAS") No. 2 – "Interim Financial Reporting", No. 4 – "Revenue Recognition", No. 5 – "Tangible Assets", No. 8 – "Investments in Securities" and No. 9 – "Convertible Securities", which are effective for fiscal years subsequent to December 31, 2002. For comparative purposes, certain accounts in the balance sheet as of December 31, 2002 and the statements of income for the three-month and six-month periods ended June 30, 2002 were reclassified. Also, the statements of income for the three-month and six-month periods ended June 30, 2002 were revised in conformity with SKAS No. 4. These reclassification and revision do not affect the net assets and net income but resulted in the decrease of sales and cost of sales for the three-month and six-month periods ended June 30, 2002 by ₩425,222 million (US$356,401 thousand) and ₩824,499 million (US$691,056 thousand), respectively, compared with the results based on the previous method.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

Anjin & Co.

Anjin & Co.
An Associate Member Firm of Deloitte Touche Tohmatsu

Seoul, Korea
July 31, 2003

HYUNDAI MOTOR COMPANY

NON-CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2003 AND DECEMBER 31, 2002
(See Independent Accountants' Review Report)

ASSETS	Korean won (in millions)		Translation into U. S. dollars (Note 2) (in thousands)	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Current assets:				
Cash and cash equivalents (Note 14)	₩ 1,141,604	₩ 1,277,372	$ 956,839	$ 1,070,633
Short-term financial instruments (Note 14)	2,639,167	2,507,726	2,212,025	2,101,857
Short-term investment securities (Note 4)	618,348	-	518,270	-
Marketable securities (Note 6)	-	545,505	-	457,216
Trade notes and accounts receivable, less allowance for doubtful accounts of ₩27,870 million and ₩28,126 million as of June 30, 2003 and December 31, 2002, respectively	1,427,537	1,087,333	1,196,494	911,351
Inventories (Note 3)	1,227,857	679,816	1,029,132	569,790
Advances and other	480,914	506,444	403,079	424,477
Total current assets	7,535,427	6,604,196	6,315,839	5,535,324
Non-current assets:				
Long-term investment securities (Notes 4 and 14)	333,419	-	279,456	-
Investment securities accounted for using the equity method (Notes 5 and 14)	4,414,414	3,811,438	3,699,953	3,194,567
Investment securities (Note 6)	-	305,815	-	256,320
Property, plant and equipment, net of accumulated depreciation of ₩3,837,539 million and ₩3,490,091 million as of June 30, 2003 and December 31, 2002, respectively (Notes 7, 8, 9 and 14)	8,381,608	8,447,313	7,025,068	7,080,138
Intangibles (Note 10)	898,821	945,652	753,349	792,601
Deferred income tax assets (Note 19)	506,607	365,121	424,614	306,027
Other assets (Notes 11 and 14)	393,919	387,738	330,164	324,984
Total non-current assets	14,928,788	14,263,077	12,512,604	11,954,637
Total assets	₩ 22,464,215	₩ 20,867,273	$ 18,828,443	$ 17,489,961

(continued)

HYUNDAI MOTOR COMPANY

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF JUNE 30, 2003 AND DECEMBER 31, 2002
(See Independent Accountants' Review Report)

LIABILITIES AND SHAREHOLDERS' EQUITY	Korean won (in millions)		Translation into U. S. dollars (Note 2) (in thousands)	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Current liabilities:				
Short-term borrowings (Note 12)	₩ 730,362	₩ 447,240	$ 612,155	$ 374,855
Current maturities of long-term debt (Note 13)	797,232	1,088,961	668,202	912,716
Trade notes and accounts payable	2,833,588	2,673,311	2,374,979	2,240,643
Accrued warranties	541,203	478,362	453,611	400,940
Accounts payable-other	756,905	773,185	634,402	648,047
Income tax payable	507,208	459,903	425,118	385,469
Withholdings and other	950,445	495,581	796,618	415,373
Total current liabilities	7,116,943	6,416,543	5,965,085	5,378,043
Long-term liabilities:				
Long-term debt, net of current maturities (Notes 9 and 13)	1,513,735	1,739,037	1,268,741	1,457,579
Accrued severance benefits, net of National Pension payments for employees of ₩59,747 million and ₩69,369 million as of June 30, 2003 and December 31, 2002, respectively, and individual severance insurance deposits of ₩749,791 million and ₩778,497 million as of June 30, 2003 and December 31, 2002, respectively (Note 2)	304,729	383,241	255,409	321,214
Accrued warranties	2,190,250	1,817,446	1,835,764	1,523,297
Other	65,915	50,235	55,247	42,105
Total long-term liabilities	4,074,629	3,989,959	3,415,161	3,344,195
Total liabilities	11,191,572	10,406,502	9,380,246	8,722,238
Commitments and contingencies (Note 14)				
Shareholders' equity:				
Capital stock (Note 15)	1,476,454	1,476,454	1,237,494	1,237,494
Capital surplus (Note 16)	5,376,074	5,376,074	4,505,971	4,505,971
Retained earnings (Note 17) (Net income of ₩988,478 million and ₩1,443,545 million for the six month period ended June 30, 2003 and for the year ended December 31, 2002, respectively)	4,409,629	3,665,289	3,695,943	3,072,071
Capital adjustments (Note 18)	10,486	(57,046)	8,789	(47,813)
Total shareholders' equity	11,272,643	10,460,771	9,448,197	8,767,723
Total liabilities and shareholders' equity	₩ 22,464,215	₩ 20,867,273	$ 18,828,443	$ 17,489,961

See accompanying notes to non-consolidated financial statements.

HYUNDAI MOTOR COMPANY

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
(See Independent Accountants' Review Report)

	Korean won (in millions, except per share amounts)				Translation into U. S. dollars (Note 2) (in thousands, except per share amounts)	
	Three-month		Six-month		Six-month	
	2003	2002	2003	2002	2003	2002
Sales (Note 22)						
Domestic sales	₩ 2,739,846	₩ 3,177,847	₩ 5,771,246	₩ 6,095,194	$ 4,837,185	$ 5,108,703
Export sales	3,841,232	2,630,782	6,895,212	5,399,579	5,779,241	4,525,672
	6,581,078	5,808,629	12,666,458	11,494,773	10,616,426	9,634,375
Cost of sales	4,717,151	4,343,622	9,060,308	8,481,915	7,593,922	7,109,140
Gross profit	1,863,927	1,465,007	3,606,150	3,012,858	3,022,504	2,525,235
Selling and administrative expenses (Note 23)	1,239,191	1,153,607	2,347,530	2,123,872	1,967,588	1,780,129
Operating income	624,736	311,400	1,258,620	888,986	1,054,916	745,106
Other income (expenses), net:						
Interest income (expense), net	7,817	(32,996)	12,130	(62,395)	10,167	(52,296)
Foreign exchange income, net	45,168	96,937	18,949	96,670	15,882	81,024
Gain (loss) on valuation of marketable securities	-	(57,976)	-	142,879	-	119,754
Gain on valuation of investments accounted for using the equity method	10,840	218,784	5,291	350,452	4,435	293,732
Rental and royalty income	28,149	20,112	42,495	32,111	35,617	26,914
Provision for accrued warranties	-	(224,465)	-	(224,465)	-	(188,136)
Other, net	20,409	75,377	31,222	41,365	26,169	34,670
	112,383	95,773	110,087	376,617	92,270	315,662
Ordinary income	737,119	407,173	1,368,707	1,265,603	1,147,186	1,060,768
Income tax expense (Note 19)	166,246	100,372	380,229	372,177	318,690	311,941
Net income	₩ 570,873	₩ 306,801	₩ 988,478	₩ 893,426	$ 828,496	$ 748,827
Earnings per common share (Note 2)	₩ 2,551	₩ 1,348	₩ 4,400	₩ 3,979	$ 3.69	$ 3.34
Earnings per common share – assuming dilution (Note 2)	₩ 2,544	₩ 1,342	₩ 4,388	₩ 3,965	$ 3.68	$ 3.32

See accompanying notes to non-consolidated financial statements.

HYUNDAI MOTOR COMPANY

NON-COLSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2003

(See Independent Accountants' Review Report)

	Korean won (in millions)		Translation into U. S. dollars (Note 2) (in thousands)	
	Three-month	Six-month	Three-month	Six-month
Cash flows from operating activities:				
Net income	₩ 570,873	₩ 988,478	$ 478,479	$ 828,496
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation	190,497	378,483	159,666	317,227
Gain on foreign currency translation, net	(50,102)	(9,579)	(41,993)	(8,029)
Gain on valuation of investments accounted for using the equity method	(10,840)	(5,291)	(9,086)	(4,435)
Amortization of discount on debentures	5,941	12,057	4,979	10,106
Amortization of intangibles	52,758	126,237	44,219	105,806
Provision for severance benefits	37,906	83,763	31,771	70,206
Provision for warranties	338,849	649,971	284,007	544,775
Changes in operating assets and liabilities:				
Increase in trade notes and accounts receivable	(400,354)	(358,915)	(335,558)	(300,826)
Increase in inventories	(210,030)	(600,066)	(176,037)	(502,947)
Decrease in other current assets	15,480	25,530	12,975	21,398
Decrease (increase) in long-term notes and accountsreceivables	(2,608)	5,416	(2,186)	4,539
Increase in deferred income tax assets	(107,319)	(141,487)	(89,950)	(118,588)
Increase (decrease) in trade notes and accounts payable	(203,499)	161,503	(170,563)	135,364
Increase (decrease) in accounts payable-other	108,289	(24,886)	90,763	(20,858)
Increase in income tax payable	8,985	47,305	7,531	39,649
Increase in other current liabilities	259,706	455,126	217,673	381,465
Decrease in accrued warranties	(99,069)	(214,326)	(83,035)	(179,638)
Payment of severance benefits	(71,723)	(200,634)	(60,115)	(168,162)
Decrease (increase) in individual severance insurance deposits	(12,749)	28,706	(10,686)	24,060
Other	2,009	38,661	1,684	32,404
	423,000	1,446,052	354,538	1,212,012
Cash flows from investing activities:				
Cash inflows from investing activities:				
Withdrawal of short-term financial instruments	120,091	-	100,655	-
Proceeds from disposal of short-term investment securities	12,204	12,354	10,229	10,355
Reduction in other current assets	-	12,200	-	10,225

(continued)

HYUNDAI MOTOR COMPANY

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2003
(See Independent Accountants' Review Report)

	Korean won (in millions)		Translation into U. S. dollars (Note 2) (in thousands)	
	Three-month	Six-month	Three-month	Six-month
Proceeds from disposal of investment securities accounted for using the equity method	₩ 62,824	₩ 100,542	$ 52,656	$ 84,270
Reduction in other assets	14,433	21,163	12,097	17,738
Proceeds from disposal of property, plant and equipment	1,261	6,092	1,057	5,106
Proceeds from disposal of intangibles	2,085	3,964	1,747	3,322
	212,898	156,315	178,441	131,016
Cash outflows from investing activities:				
Purchase of short-term financial instruments	-	(131,442)	-	(110,168)
Acquisition of short-term investment securities	(24,140)	(72,093)	(20,233)	(60,425)
Additions to other current assets	-	(12,200)	-	(10,225)
Acquisition of long-term investment securities	(528,584)	(648,250)	(443,034)	(543,332)
Additions to other assets	(28,194)	(36,602)	(23,631)	(30,678)
Acquisition of property, plant and equipment	(139,650)	(278,047)	(117,048)	(233,046)
Expenditures for development costs	(48,614)	(78,582)	(40,746)	(65,864)
	(769,182)	(1,257,216)	(644,692)	(1,053,738)
	(556,284)	(1,100,901)	(466,251)	(922,722)
Cash flows from financing activities:				
Cash inflows from financing activities:				
Proceeds from short-term borrowings	675,507	1,770,260	566,178	1,483,748
Cash outflows from financing activities:				
Repayment of short-term borrowings	(685,429)	(1,483,296)	(574,494)	(1,243,229)
Repayment of long-term debt	(67,204)	(524,804)	(56,327)	(439,866)
Payment of dividends	(243,079)	(243,079)	(203,737)	(203,737)
	(995,712)	(2,251,179)	(834,558)	(1,886,832)
	(320,205)	(480,919)	(268,380)	(403,084)
Net decrease in cash and cash equivalents	(453,489)	(135,768)	(380,093)	(113,794)
Cash and cash equivalents, beginning of period	1,595,093	1,277,372	1,336,932	1,070,633
Cash and cash equivalents, end of period	₩ 1,141,604	₩ 1,141,604	$ 956,839	$ 956,839

See accompanying notes to non-consolidated financial statements.

HYUNDAI MOTOR COMPANY

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002
(See Independent Accountants' Review Report)

1. The Company:

Hyundai Motor Company (the "Company") was incorporated in December 1967, under the laws of the Republic of Korea, to manufacture and distribute motor vehicles and parts. The shares of the Company have been listed on the Korea Stock Exchange since 1974. As of June 30, 2003, 53.97 percent of the Company's stock (excluding preferred stock) is owned by Korean investors, including Hyundai MOBIS (13.21 percent) and INI Steel (4.87 percent), and the remaining 46.03 percent is owned by foreign investors, including Daimler Chrysler (10.46 percent) and Mitsubishi of Japan (2.84 percent), under foreign investment agreements.

The Company has three domestic production plants as follows:

Location	Commenced Production	Types of major products
Ulsan	December 1967	Passenger cars, Commercial vehicles (Small trucks)
Chunbuk Chunjoo	April 1995	Commercial vehicles (Bus and Trucks)
Chungnam Ahsan	November 1996	Passenger cars

In connection with the foreign business, the Company operates major foreign subsidiaries and branches as follows:

Subsidiaries	Description
Production:	
Hyundai Assan Otomotive Sanayi Ve Ticaret A.S. (HAOSVT. Turkey)	Manufacturer of passenger cars since September 1997
Hyundai Motor India (HMI)	Manufacturer of passenger cars since October 1998
Hyundai Motor Manufacturing Alabama, LLC	Plan to manufacture passenger cars and SUV after 2005 (Construction in progress)
Distribution:	
Hyundai Motor America (HMA)	Exclusive importer and distributor of motor vehicles and parts
Hyundai Motor Japan Co. (HMJ)	〃
Hyundai Machine Tool Europe GmbH (HYME)	〃
Hyundai Motor Poland Sp. Zo.O (HMP)	〃
Hyundai Motor Europe GmbH (HME)	〃
Hyundai Translead (HT)	Distributor of van trailers and equipment
Hyundai Machine Tools America	Branch for the distribution of machine tools
Hyundai Truck America	Branch for the distribution of commercial vehicles
Research and Development:	
Hyundai America Technical Center Inc. (HATCI)	Involve in research and development for motor vehicles
Hyundai Motor Japan R&D Center Inc. (HMJ R&D)	〃

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.

2. Summary of Significant Accounting Policies:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the Bank of Korea Basic Rate of ₩1,193.10 to US $1.00 at June 30, 2003, solely for the convenience of the reader. This convenience translation into U.S. dollars should not be construed as a representation that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The Company prepared its financial statements as of June 30, 2003 in accordance with the Statements of Korea Accounting Standards ("SKAS") No. 2, 4, 5, 8 and 9, effective for fiscal years subsequent to December 31, 2002. Major changes compared with the standards applied in preparing the non-consolidated financial statements of the Company as of December 31, 2002 are as follows.

Statements of Korea Accounting Standards (SKAS)	Major Changes	Before application	After application
No. 2 Interim Financial Reporting	• Presentation of comparative balance sheet	• Balance sheet as of the end of the current interim period is compared with the end of the comparable interim period of immediately preceding fiscal year	• Balance sheet of the end of the current interim period is compared with the end of the immediately preceding fiscal year
	• Statement of cash flows	• Not included in interim financial statements	• Included in interim financial statements
	• Explanatory notes	• Fully disclosing explanatory notes to the degree required on the annual financial statements	• Disclosing the changes affecting financial position, the result of operations and cash flow since the preceding fiscal year and required material explanatory notes
No. 4 Revenue Recognition	• Recognition of sales to vendor to be repurchased under the outsourcing contract	• Revenue recognition on a gross basis	• Revenue recognition on a net basis
No. 5 Tangible Assets	• Explanatory notes	-	• Clarification of definition, scope, recognition and disclosures

Statements of Korea Accounting Standards (SKAS)	Major Changes	Before application	After application
No. 8 Investments in Securities	• Classification	• Investments are classified into marketable securities (current assets) and investment securities (non-current assets) at the time of purchase.	• Investments are classified into short-term investment securities (current assets) and long-term investment securities (non-current assets) based on the maturities and disposal plan within one year • SKAS No. 8 is not applied to the investments accounted for using the equity method.
	• Accounting for gain or loss on valuation of marketable securities	• Gain or loss on valuation of marketable securities is recorded in current operations	• Accounting for valuation is dependent upon whether the investments are securities held for trading, available-for-sale securities or held-to-maturity securities (see Note 2 - Investments in securities).

Starting from the second quarter of 2002, the Company has applied SKAS No. 7 – "Capitalization of Financing Costs" and recognized all financial cost including interest expense and similar expenses in current operations as though a portion of financial cost had been capitalized until the first quarter of 2002. This accounting change is accounted for using the prospective approach in preparing the financial statements as of and for the six-month period ended June 30, 2002. The reversal effect of capitalized financial cost of ₩13,695 million (US$ 11,479 thousand) during the first quarter of 2002 is reflected in current operations during the second quarter of 2002.

The Company has applied SKAS No. 3 – "Intangible Assets" and No. 6 – "Events Occurring after the Balance Sheet Date" starting from the third and forth quarter of 2002, respectively. Thus, the non-consolidated balance sheet as of December 31, 2002, which is presented for comparative purposes, is prepared in accordance with these statements, but the non-consolidated statement of income for the six-month period ended June 30, 2002 is not prepared in accordance with these statements.

The Company's accounting policies have not been changed since the preparation of the non-consolidated financial statements as of December 31, 2002, except for changes due to the application of SKAS. The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below.

Revenue Recognition

Sales of goods is recognized at the time of shipment only if it meet the conditions that significant risks and rewards of ownership of the goods have been transferred to the customer, and neither continuing managerial involvement nor effective control over the goods sold is retained.

The Company applied SKAS No. 4 - "Revenue Recognition" starting from the first quarter of 2003. In conformity with SKAS No. 4, the Company changed the accounting method for revenue recognition of sales to vendors to be repurchased under the outsourcing contracts from a gross basis to a net basis. This application of SKAS No.4 does not affect the net asset and net income of the Company, but sales and cost of sales for the second quarter and first half of 2003 are decreased by ₩512,203 million (US$429,304 thousand) and ₩984,830 million (US$825,438 thousand), respectively. For comparative purposes, the statements of income for the three-month and six-month periods ended June 30, 2002 were revised in conformity with SKAS No. 4 and this revision resulted in the decrease of sales and cost of sales for the second quarter and first half of 2002 by ₩425,222 million (US$356,401 thousand) and ₩824,499 million (US$691,056 thousand), respectively, compared with the results based on the previous method.

Investments in Securities Other Than Those Accounted for Using the Equity Method

Classification of Securities

At acquisition, the Company classifies securities into one of the three categories; trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed or determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified as either held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas available-for-sale and held-to-maturity securities are classified as long-term securities, except for those whose maturity dates or whose likelihood of being disposed of are within one year from balance sheet date, which are classified as short-term investment securities.

Valuation of Securities

Securities are recognized initially at cost, which includes the market price of the consideration given to acquire them and incidental expenses. If the market price of the consideration is not reliably determinable, the market prices of the securities purchased are used as the basis for measurement. If neither the market prices of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are stated at amortized cost. The difference between their acquisition costs and face values of held-to-maturity securities is amortized over the remaining term of the securities by applying the effective interest method and added to of subtracted from the acquisition costs and interest income of the remaining period. Trading securities are valued at fair value, with unrealized gains or losses included in current operations.. Available-for-sales securities are also valued at fair value, with unrealized gains or losses included in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are included in current operations. However, available-for-sales securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at their acquisition costs. For those securities that are traded in an active market, fair values refers to those quoted market prices, which are measured as the closing price at the balance sheet date. The fair value of non-marketable securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of the held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities' original effective interest rate. For available-for-sale debt or equity security, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or the amount of the acquisition cost in excess of the fair value for equity security.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, while for the security stated at amortized cost or acquisition cost, the increase in value is recorded in current operation, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

When transfers of securities between categories are needed because of changes in an entity's intention and ability to hold those securities, such transfer is accounted for as follows: trading securities cannot be reclassified into available-for-sale and held-to- maturity securities, and vice versa, except when certain trading securities lose their marketability. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When held-to-maturity security is reclassified into available-for-sale security, the difference between the book value and fair value is reported in capital adjustments. Whereas, in case available-for-sale security is reclassified into held-to-maturity securities, the difference is reported in capital adjustments and amortized over the remaining term of the securities using the effective interest method.

In the beginning of 2003, in conformity with SKAS No. 8, the Company reclassified marketable securities and investment securities as of December 31,2002 into available-for-sale and held-to-maturity securities. In respect with the reclassification and valuation of investments securities, which had been acquired before 2003, the application of SKAS No. 8 resulted in the increase by ₩56,082 million (US$ 47,005 thousand) and the decrease by ₩9,656 million (US$ 8,093 thousand) of net income for the three-month and six-month periods ended June 30, 2003, respectively, compared with the previous method.

Equity Securities Accounted for Using the Equity Method

Equity securities held for investment in companies in which the Company is able to exercise significant influence over the operating and financial policies of the investees are accounted for using the equity method. The Company's share in the net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.

Property, Plant and Equipment and Related Depreciation

Property, plant and equipment are stated at cost, except for assets revalued upward in accordance with the Asset Revaluation Law of Korea. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the increase of future economic benefits such as the enhancement of the value or extension of the useful lives of the facilities involved are treated as additions to property, plant and equipment.

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

	Useful lives (years)
Buildings and structures	15 – 50
Machinery and equipment	12 – 15
Vehicles	6
Dies, molds and tools	6
Tools	6
Other equipment	6

The Company assesses any possible recognition of impairment loss when there is an indication that expected future economic benefits of a tangible asset is considerably less than its carrying amount, as a result of technological obsolescence or rapid declines in market value. When it is determined that an asset may have been impaired and that its estimated total future cash flows from continued use or disposal is less than its carrying amount, the carrying amount of a tangible asset is reduced to its recoverable amount and the difference is recognized as an impairment loss. If the recoverable amount of the impaired asset exceeds its carrying amount in subsequent reporting period, the amount equal to the excess is treated as the reversal of the impairment loss; however, it cannot exceed the carrying amount that would have been determined had no impairment loss were recognized.

Intangibles

Intangible assets are stated at cost, net of amortization computed using the straight-line method over the estimated economic useful lives of related assets. Development costs are amortized over the estimated economic useful life (not exceeding 3 years) from the usable date of the related productions. Ordinary development and research expenses are charged to current operations. Cost in excess of net identifiable assets acquired (goodwill) is amortized over 20 years and industrial property rights and other intangibles are amortized over the period between four and twenty years. If the recoverable amount of an intangible asset becomes less than its carrying amount as a result of obsolescence, sharp decline in market value or other causes of impairment, the carrying amount of an intangible asset is adjusted to its recoverable amount and the reduced amount is recognized as impairment loss. If the recoverable amount of a previously impaired intangible asset exceeds its carrying amount in subsequent periods, an amount equal to the excess shall be recorded as reversal of impairment loss; however, it cannot exceed the carrying amount that would have been determined had no impairment loss were recognized in prior years.

Starting from the third quarter of 2002, the Company has applied Statement of SKAS No. 3 – "Intangible Assets", which provides more clarifications of accounting method of intangible assets including definition, scope, recognition, amortization and valuation. Also, considering the trend in the automotive market, the Company shortened the estimated economic useful lives for certain types of development costs and reclassified the ordinary development and research expenses.

Financing Costs

The Company recognizes all financing costs including interest expense and similar expenses in current operations.

Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term installment transactions, long-term cash loans (borrowings) and other similar loan (borrowing) transactions are stated at present value, if the difference between nominal value and present value is material. The present value discount is amortized using the effective interest rate method.

If principal, interest rate or repayment period of receivables is changed unfavourably for the Company by the court imposition such as commencement of reorganization or by mutual agreements and that the difference between nominal value and present value is material, such difference is recorded in current operations as provision for doubtful accounts.

Accrued Severance Benefits

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company, based on their length of service and rate of pay at the time of termination. The accrued severance benefits that would be payable assuming all eligible employees were to resign amount to ₩1,114,267 million (US$933,926 thousand) and ₩1,231,107 million (US$1,031,856 thousand) as of June 30, 2003 and December 31, 2002, respectively.

Accrued severance benefits are approximately 67 percent funded as of June 30, 2003 through a individual severance insurance plan. Individual severance insurance deposits, in which the beneficiary is a respective employee, are presented as deduction from accrued severance benefits.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by netting the receivable against the severance payment. Such receivables, totalling ₩59,747 million (US$50,077 thousand) and ₩69,369 million (US$58,142 thousand) as of June 30, 2003 and December 31, 2002, respectively, are presented as a deduction from accrued severance benefits. Since April 1999, according to a revision in the National Pension Law, the Company and its employees each pay 4.5 percent of monthly pay to the Fund.

Actual payments of severance benefits amounted to ₩200,634 million (US$168,162 thousand) and ₩92,699 million (US$77,696 thousand) for the six-month periods ended June 30, 2003 and 2002, respectively.

Accrued Warranties

The Company generally provides a warranty to the ultimate consumer for each product sold and accrues warranty expense at the time of sale based on actual claims history. Also, the Company accrues potential expenses, which may occur due to product liabilities suits and voluntary recall campaign pending as of the balance sheet date. Additionally, the Company recognizes accrued liabilities of the provision for the projected costs for dismantling and recycling vehicles the Company sold in European Union region to comply with an European Parliament directive regarding End-of-Life Vehicles (ELV), in which manufacturers are financially responsible for a portion of the cost of the dismantling and recycling of vehicles placed in service.

Stock Options

The Company granted stock options to employees and directors and computes total compensation expense for stock options by the fair value method using the option-pricing model. The compensation expense has been accounted for as a charge to current operations and a credit to capital adjustment from the grant date using the straight-line method.

Derivative Instruments

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss, both on the hedging derivative instruments and on the hedged item attributable to the hedged risk, is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecast transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

The Company entered into derivative instrument contracts including forwards, options and swaps to hedge the exposure to changes in foreign exchange rate. As of June 30, 2003 and December 31, 2002, the Company deferred the loss of ₩7,420 million (US$6,219 thousand) and the gain of ₩25,852 million (US$21,668 thousand), respectively, on valuation of the effective portion of derivative instruments for cash flow hedging purposes from forecasted exports as capital adjustments. Also, for the six-month periods ended June 30, 2003 and 2002, the Company recognized the net gain of ₩2,964 million (US$2,484 thousand) and ₩29,937 million (US$25,092 thousand), respectively, on valuation of the ineffective portion of such instruments and the other derivative instruments in current operations.

The period in which the forecasted transactions are expected to occur is within 38 months from June 30, 2003. Of the net loss on valuation recorded as capital adjustments as of June 30, 2003 amounting to ₩7,420 million (US$6,219 thousand), the gain of ₩9,927 million (US$8,320 thousand) is expected to be realized and charged to current operations within one year from June 30, 2003. The Company recorded total gain on valuation of outstanding derivatives of ₩39,474 million (US$33,085 thousand) and ₩46,122 million (US$38,657 thousand) in other assets as of June 30, 2003 and December 31, 2002, respectively (see Note 11). Also, total loss on valuation of outstanding derivatives of ₩37,276 million (US$31,243 thousand) and ₩12,337 million (US$10,340 thousand) is recorded in liabilities as of June 30, 2003 and December 31, 2002, respectively.

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korea won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet dates. The balances have been translated using the Bank of Korea Basic Rate, which was ₩1,193.10 and 1,200.40 to US $1.00 at June 30, 2003 and December 31, 2002, respectively, and translation gains or losses are reflected in current operations.

Assets and liabilities of branches outside the Republic of Korea are translated at the rate of exchange in effect at the balance sheet date; income and expenses are translated at the average rates of exchange prevailing for the six-month periods ended June 30, 2003 and 2002, which was ₩1,205.03 and ₩1,294.70 to US$1.00, respectively.

Income Tax Expense

The Company recognizes deferred income taxes. Accordingly, income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax debits (credits).

Earnings Per Share

Primary earnings per common share is computed by dividing net income, after deduction for expected dividends for the current period on preferred stock, by the weighted average number of common shares outstanding during period. The number of shares used in computing earnings per common share is 218,094,175 and 218,076,805 for the six-month periods ended June 30, 2003 and 2002, respectively, and 218,110,899 and 218,057,707 for the three-month periods ended June 30, 2003 and 2002, respectively. Earnings per diluted share is computed by dividing net income, after deduction for expected dividends for six months on preferred stock and addition for the effect of expenses related to diluted securities on net income, by the weighted average number of common shares plus the diluted potential common shares. The number of shares used in computing earnings per diluted share is 218,704,655 and 218,927,213 for the six-month periods ended June 30, 2003 and 2002, respectively, and 218,763,911 and 218,947,056 for the three-month periods ended June 30, 2003 and 2002, respectively. Earnings per share for the year ended December 31, 2002 is ₩6,355 (US$5.33).

Reclassification

For comparative purposes, certain accounts in the balance sheet as of December 31, 2002 and in the statements of income for the three-month and six-month periods ended June 30, 2002 were reclassified. Such reclassification had no effect on the income for the three-month and six-month periods ended June 30, 2002 or net equity as of December 31, 2002.

3. Inventories:

Inventories as of June 30, 2003 and December 31, 2002 consist of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Finished goods and merchandise	₩ 640,652	₩ 246,925	$ 536,964	$ 206,961
Semi-finished goods and work in process	308,141	187,831	258,269	157,431
Raw materials and supplies	224,522	181,663	188,184	152,261
Materials in transit	54,542	63,397	45,715	53,137
	₩ 1,227,857	₩ 679,816	$ 1,029,132	$ 569,790

4. Short-term Investment and Long-term Investment Securities:

(1) Short-term investment securities as of June 30, 2003, all of which are classified into available-for-sale securities, consist of local currency beneficiary certificates of ₩558,205 million (US$ 467,861 thousand), foreign currency beneficiary certificates of ₩60,123 million (US$ 50,392 thousand) and other securities of ₩20 million (US$ 17 thousand) such as government bonds. Available-for-sale securities in short-term investment securities are stated at fair value with the resulting gain on valuation of available-for-sale securities amounting to ₩13,736 million (US$ 11,513 thousand) in capital adjustments as of June 30, 2003.

(2) Long-term investment securities as of June 30, 2003, all of which are classified into available-for-sale securities, consist of the following:

	Korean won (in millions)	U.S. dollars (Note 2) (in thousands)
Equity securities stated at fair value	₩ 112,782	$ 94,529
Equity securities stated at acquisition cost	133,853	112,189
Debt securities	86,784	72,738
	₩ 333,419	$ 279,456

(3) Equity securities stated at fair value included in long-term investment securities as of June 30, 2003 consist of the following:

Name of Company/Details	Korean won (in millions) Acquisition cost	Korean won (in millions) Book value	U.S. dollars (Note 2) (in thousands) Book value	Ownership percentage (%)
Jin Heung Mutual Savings Bank (formerly Jin Heung Mutual Savings & Finance Co., Ltd.)	₩ 2,166	₩ 1,926	$ 1,614	8.66
Korea Mutual Savings Bank (formerly Comet Savings & Finance Co., Ltd.)	2,846	3,478	2,915	8.13
Korea Industrial Development Co., Ltd.	2,894	2,515	2,108	6.00
Hyundai Corporation	13,626	1,199	1,005	2.99
Hyundai Heavy Industries Co., Ltd.	56,924	53,874	45,155	2.88
Hyundai Information Technology Co., Ltd.	10,000	1,133	950	2.21
LG TeleCom, Ltd.	9,795	7,708	6,460	0.68
Hyundai Merchant Marine Co., Ltd.	7,329	1,889	1583	0.55
Chohung Bank	25,000	10,591	8,877	0.39
KT Freetel	10,800	8,329	6,981	0.17
Treasury Stock Fund (*)	19,464	7,871	6,597	
Stock Market Stabilization Fund	8,114	12,246	10,264	-
Other	283	23	19	-
	₩ 169,241	₩ 112,782	$ 94,528	

(*) The acquisition costs of Treasury Stock Fund are presented after the deduction of the fair value of treasury stock included in those fund. The fair values of such treasury stock as of June 30, 2003 amounting to ₩29,521 million (US$24,743 thousand) is recorded as treasury stock in capital adjustments.

The difference of ₩56,459 million (US$47,321 thousand) as of June 30, 2003, between the book value and the acquisition cost of equity securities stated at fair value in long-term investment securities is recorded as loss on valuation of available-for-sale securities in capital adjustments.

(4) Equity securities stated at acquisition cost included in long-term investment securities as of June 30, 2003 consist of the following:

Affiliated Company	Korean won (in millions) Acquisition cost	Korean won (in millions) Book value	U.S. dollars (Note 2) (in thousands) Book value	Ownership Percentage (%)
Hyundai Jingxian Motor Safeguard Service Co., Ltd. (*)	₩ 2,019	₩ 2,019	$ 1,692	84.87
NGVTEK.com (*)	571	571	479	53.66
Jinil MVC Co., Ltd.	180	180	151	18.00
Industry Otomotif Komersial	4,439	4,439	3,721	15.00
Hyundai Technology Investment Co., Ltd.	4,490	4,490	3,763	14.97
Hyundai Research Institute	1,271	1,271	1,065	14.90
Hyundai Unicorns Co., Ltd.	5,795	137	115	14.90
Kyungnam Credit Information Service Co., Ltd.	2,500	2,500	2,095	13.66
Mobil Com Co., Ltd.	1,200	1,200	1,006	11.59
Kihyup Finance	3,000	3,000	2,514	10.34
Hyundai Motor Deutschland GmbH	863	863	723	10.00
Yonhap Capital Co., Ltd.	10,000	10,000	8,382	9.99
KOENTECH (formelry Ulsan Environmental Development)	1,500	1,500	1,257	7.50
Internet Hankyoreh Inc.	4,800	284	238	7.41
Hyundai Oil refinery Co., ltd.	88,857	88,857	74,476	7.24

Affiliated Company	Korean won (in millions) Acquisition cost	Book value	U.S. dollars (Note 2) (in thousands) Book value	Ownership Percentage (%)
Hyundai Asan Corporation	₩ 22,500	₩ 8,861	$ 7,427	5.00
U.S Electrical Inc.	2,204	2,204	1,847	3.80
ROTIS Inc.	1,000	8	7	3.76
Other	1,569	1,469	1,231	-
	₩ 158,758	₩ 133,853	$ 112,189	

(*) In conformity with Financial Accounting Standards in the Republic of Korea, the equity securities of these affiliates were not accounted for using the equity method since the Company believes the changes in the investment value due to the changes in the net assets of the investee, whose individual beginning balance of total assets or paid-in capital at the date of its establishment is less than ₩7,000 million (US$5,867 thousand), are not material.

Impairment loss of ₩11,267 million (US$9,443 thousand) between the carrying amount and the estimated recoverable amount of Hyundai Unicorns Co., Ltd., Internet Hankyoreh Inc., ROTIS Inc. and other are recognized in current operations for the six-month period ended June 30, 2003.

(5) *Debt securities included in long-term investment securities as of June 30, 2003 consist of the following:*

	Korean won (in millions)	U.S. dollars (Note 2) (in thousands)
Non-guaranteed bonds	₩ 86,558	$ 72,549
Convertible bonds	161	135
Government bonds	65	54
	₩ 86,784	$ 72,738

All debt securities above will mature within 5 years from June 30, 2003.

5. Investment Securities Accounted for Using the Equity Method:

Equity securities accounted for using the equity method as of June 30, 2003 and December 31, 2002 consist of the following:

	Korean won (In millions)				U.S. dollars (Note 2) (in thousands)		
	2003			2002	2003	2002	2003
Affiliated Company	Acquisition cost	Market (net equity) value	Book value	Book value	Book value	Book value	Ownership percentage (%)
Hyundai Motor India	₩ 244,017	₩ 282,090	₩ 282,090	₩ 274,182	$ 236,434	$ 229,806	100.00
Hyundai Motor America	380,303	1,053,975	489,018	254,417	409,872	213,240	100.00
Hyundai Translead	74,977	6,823	31,297	29,517	26,232	24,740	100.00
Hyundai Machine Tool Europe GmbH	25,397	12,581	16,718	16,428	14,012	13,769	100.00
Hyundai Motor Poland Sp.zo.o.	24,139	213	18,695	19,245	15,669	16,130	100.00
Hyundai Motor Japan Co. (*1)	21,376	(38,347)	-	-	-	-	100.00
Hyundai Motor Europe GmbH	17,529	22,153	22,153	20,308	18,568	17,021	100.00
Hyundai America Technical Center Inc.	9,635	15,516	15,516	15,278	13,005	12,805	100.00
HMJ R&D Center Inc.	1,510	2,099	2,099	2,121	1,759	1,778	100.00

Affiliated Company	Korean won (In millions) 2003 Acquisition cost	Market (net equity) value	Book value	2002 Book value	U.S. dollars (Note 2) (in thousands) 2003 Book value	2002 Book value	2003 Ownership percentage
Hyundai Capital Service Inc.	₩ 348,816	₩ 417,658	₩ 418,911	₩ 563,320	$ 351,111	$ 472,148	84.24
ROTEM	270,222	235,762	314,976	290,500	263,998	243,483	78.36
Hyundai Card Co., Ltd. (*4)	394,460	82,831	245,262	-	205,567	-	56.89
HAOSVT (Turkey)	48,013	28,870	11,783	5,725	9,876	4,799	50.00
Beijing-Hyundai Motor	133,691	190,380	190,380	129,468	159,568	108,514	50.00
Hyundai Powertech	70,000	75,272	75,272	70,263	63,089	58,891	50.00
Daimler Hyundai Truck Co., Ltd.	50,000	44,219	44,219	46,455	37,062	38,936	50.00
KEFICO	20,911	74,563	72,617	65,723	60,864	55,086	50.00
Dymos Inc. (formerly Korea Drive Train System)	68,872	72,468	70,951	45,332	59,468	37,995	47.27
WIA	347	72,664	42,496	30,924	35,618	25,919	45.30
e-HD.com	8,642	5,357	5,783	6,518	4,847	5,463	41.56
Kia Motors Corporation (*2)	923,957	1,181,712	1,697,274	1,568,333	1,422,575	1,314,503	37.33
Korea Space & Aircraft Co., Ltd.	129,800	77,907	77,650	78,260	65,083	65,594	33.33
Korea Economy Daily	19,973	11,829	16,039	16,648	13,443	13,954	29.57
Autoever	1,250	3,276	3,276	2,732	2,746	2,290	25.00
Hyundai HYSCO	200,768	94,294	202,824	196,294	169,997	164,524	23.43
Iljin Automotive Systems Co., Ltd.	826	12,458	12,458	11,779	10,442	9,873	20.00
Daesung Automotive Co., Ltd.	400	5,310	5,310	5,132	4,451	4,302	20.00
Eukor Car Carriers Inc. (*3)	29,347	40,494	29,347	-	24,597	-	12.00
First CRV (*4)	-	-	-	39,649	-	33,232	-
Haevichi Resort (formerly Cheju Dynasty Co., Ltd)	-	-	-	6,887	-	5,772	-
	₩3,519,178	₩ 4,084,427	₩4,414,414	₩3,811,438	$ 3,699,953	$ 3,194,567	

(*1) Use of the equity method was discontinued since the value of investments is less than zero due to accumulated deficit.

(*2) The ownership percentage of Kia Motors Corporation as of June 30, 2003 is calculated by using the total outstanding common shares minus shares of treasury stock, which were acquired with the intent of retiring the stock.

(*3) Accounted for using the equity method because the total ownership percentage on Eukor Car Carriers Inc. is 20% (Kia Motors Corp. 8% and the Company 12%); therefore, the Company is considered to be able to exercise significant influence over the operating and financial policies.

(*4) In the second quarter of 2003, First CRV was merged into Hyundai Card Co., Ltd., which was formally 100% owned by First CRV.

The difference between the acquisition cost and the Company's portion of an investee's net equity at the date the Company was considered to be able to exercise significant influence over the operating and financial policy of an investee is amortized (or reversed) over 20 years, using the straight-line method. The unamortized balance of goodwill as of June 30, 2003 and December 31, 2002 are ₩344,411 million (US$ 288,669 thousand) and ₩185,478 million (US$ 155,459 thousand), respectively. Significant unrealized profits (losses) that occurred in transactions with investees are eliminated.

Equity securities accounted for using the equity method as of June 30, 2003 and December 31, 2002 are valued based on the financial statements of the investees as of the same balance sheet date, respectively, which were neither audited nor reviewed by an external auditor.

6. Marketable Securities and Investment Securities (Before application of SKAS No.8 – "Securities"):

(1) As of December 31, 2002, marketable securities, stated at fair value, consist of beneficiary certificates of ₩544,832 million (US$456,652 thousand) and other securities of ₩673 million (US$564 thousand) such as national or government bonds.

(2) Investment securities except for equity securities accounted for using the equity method as of December 31, 2002 consist of the following:

	Korean won (in millions)	U.S. dollars (Note 2) (in thousands)
Marketable investment equity securities	₩ 87,244	$ 73,124
Unlisted investment equity securities	185,106	155,147
Debt securities	33,465	28,049
	₩ 305,815	$ 256,320

(3) Marketable investment equity securities as of December 31, 2002 consist of the following:

Name of Company/Details	Korean won (in millions) Acquisition cost	Book value	U.S dollars (Note 2) (in thousands) Book value	Ownership percentage (%)
Jin Heung Mutual Savings Bank (formerly Jin Heung Mutual Savings & Finance Co., Ltd.)	₩ 2,181	₩ 2,044	$ 1,713	8.66
Korea Mutual Savings Bank (formerly Comet Savings & Finance Co., Ltd.)	2,846	2,983	2,500	8.13
Korea Industrial Development Co., Ltd.	2,894	1,488	1,247	6.00
Hyundai Corporation	13,626	2,079	1,743	2.99
Hyundai Heavy Industries Co., Ltd.	56,924	41,720	34,968	2.88
Hyundai Information Technology Co., Ltd.	10,000	1,267	1,062	2.21
LG TeleCom, Ltd.	9,795	8,178	6,854	0.69
Hyundai Merchant Marine Co., Ltd.	7,329	1,040	872	0.55
Chohung Bank	25,000	10,788	9,042	0.48
Treasury Stock Fund (*)	20,737	4,489	3,763	-
Stock Market Stabilization Fund	8,114	11,146	9,342	-
Other	283	22	18	-
	₩ 159,729	₩ 87,244	$ 73,124	

(*) The acquisition costs of Treasury Stock Fund are presented after the deduction of fair value of treasury stock included in those fund. The fair values of such treasury stock as of December 31, 2002 amount to ₩28,248 million (US$23,676 thousand), and is recorded as treasury stock in capital adjustments on the basis set forth in Note 2.

Marketable investment equity securities are stated at fair value and the difference as of December 31, 2002, amounting to ₩72,485 million (US$60,754 thousand), is recorded as loss on valuation of marketable investment equity securities in capital adjustments.

(4) Unlisted investment equity securities as of December 31, 2002 consist of the following:

Affiliated Company	Korean won (in millions) Acquisition cost	Korean won (in millions) Book value	U.S dollars (Note 2) (in thousands) Book value	Ownership percentage (%)
Hyundai Jingxian Motor Safeguard Service Co.,Ltd. (*)	₩ 2,019	₩ 2,019	$ 1,692	84.88
NGVTEK.com (*)	450	450	377	43.90
Jinil MVC Co., Ltd.	180	180	151	18.00
Industry Otomotif Komersial	4,439	4,439	3,721	15.00
Hyundai Technology Investment Co., Ltd.	4,490	4,490	3,763	14.97
Hyundai Research Institute	1,271	1,271	1,065	14.90
Hyundai Unicorns Co., Ltd.	5,795	5,795	4,857	14.90
Eukor Car Carriers Inc.	29,347	29,347	24,597	12.00
Kihyup Finance	3,000	3,000	2,515	10.34
Hyundai Motor Deutschland GmbH	802	802	672	10.00
Yonhap Capital Co., Ltd.	10,000	10,000	8,382	9.99
KOENTECH (formelry Ulsan Environmental Development)	1,500	1,500	1,257	7.50
Internet Hankyoreh Inc.	4,800	4,800	4,023	7.41
Hyundai Oil refinery Co., ltd.	88,857	88,857	74,476	7.24
Hyundai Asan Corporation	22,500	8,861	7,427	5.00
U.S Electrical Inc.	2,204	2,204	1,847	3.80
ROTIS Inc.	1,000	1,000	838	3.76
KT ICOM Co., Ltd. (formerly I-COM)	10,800	10,800	9,052	0.60
Other	5,291	5,291	4,435	-
	₩ 198,745	₩ 185,106	$ 155,147	

(*) In conformity with Financial Accounting Standards in the Republic of Korea, the equity securities of these affiliates were excluded from using the equity method since the Company believes the changes in the investment value due to the changes in the net assets of the investee, whose individual beginning balance of total assets or paid-in capital at the date of its establishment is less than ₩7,000 million (US$ 5,867 thousand), are not material.

Unlisted investment equity securities are stated at cost, except where an investee's net equity value has declined and is not expected to recover. Impairment loss of ₩13,639 million (US$11,432 thousand) between book value and acquisition cost of Hyundai Asan Corporation are recognized in current operations for six-month period ended June 30, 2002. Total net equity value of unlisted investment equity securities as of December 31, 2002 amounts to ₩140,339 million (US$117,626 thousand) based on the investees' latest financial statements.

(5) Debt securities as of December 31, 2002 consist of the following:

	Korean won (in millions)	U.S. dollars (Note 2) (in thousands)
Non-guaranteed bonds	₩ 33,239	$ 27,859
Convertible bonds	161	135
Government bonds	65	55
	₩ 33,465	$ 28,049

7. Property, Plant and Equipment:

Property, plant and equipments as of June 30, 2003 and December 31, 2002 consist of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Buildings and structures	₩ 2,851,638	₩ 2,783,164	$ 2,390,108	$ 2,332,716
Machinery and equipment	3,997,366	3,928,848	3,350,403	3,292,975
Vehicles	55,898	51,086	46,851	42,818
Dies, molds and tools	2,239,510	2,188,230	1,877,052	1,834,071
Other equipment	562,337	530,961	471,324	445,026
	9,706,749	9,482,289	8,135,738	7,947,606
Less: Accumulated depreciation	(3,837,539)	(3,490,091)	(3,216,443)	(2,925,229)
	5,869,210	5,992,198	4,919,295	5,022,377
Land	1,838,679	1,838,947	1,541,094	1,541,318
Construction in progress	673,719	616,168	564,679	516,443
	₩ 8,381,608	₩ 8,447,313	$ 7,025,068	$ 7,080,138

The changes in property, plant and equipment for the three-month period ended June 30, 2003 are as follows:

	Korean won (in millions)							U. S. dollars (Note 2)
	Beginning of period	Acquisition	Transfer	Disposal	Depreciation	Other changes	End of period	End of period
Land	₩ 1,838,710	₩ -	₩ 10	₩ (19)	₩ -	₩ (22)	₩ 1,838,679	$ 1,541,094
Buildings and structures	2,374,256	-	37,863	(203)	(22,576)	(91)	2,389,249	2,002,556
Machinery and equipment	2,507,090	-	35,792	(3,982)	(77,250)	(2)	2,461,648	2,063,237
Vehicles	29,095	-	2,968	(125)	(1,912)	-	30,026	25,166
Dies, molds and tools	775,523	-	24,951	(502)	(69,602)	-	730,370	612,162
Other equipment	264,164	-	14,086	(1,165)	(19,157)	(11)	257,917	216,174
Construction in progress	602,040	139,650	(115,670)	-	-	47,699	673,719	564,679
End of the period	₩ 8,390,878	₩ 139,650	₩ -	₩ (5,996)	₩ (190,497)	₩47,573	₩ 8,381,608	$ 7,025,068

The changes in property, plant and equipment for the six-month period ended June 30, 2003 are as follows:

	Korean won (in millions)							U. S. dollars (Note 2)
	Beginning of period	Acquisition	Transfer	Disposal	Depreciation	Other changes	End of period	End of period
Land	₩ 1,838,947	₩ -	₩ 10	₩ (276)	₩ -	₩ (2)	₩ 1,838,679	$ 1,541,094
Buildings and structures	2,365,551	-	68,794	(214)	(44,871)	(11)	2,389,249	2,002,556
Machinery and equipment	2,533,901	-	87,052	(5,612)	(153,693)	-	2,461,648	2,063,237
Vehicles	27,033	-	7,480	(746)	(3,741)	-	30,026	25,166
Dies, molds and tools	810,323	-	60,496	(2,171)	(138,278)	-	730,370	612,162
Other equipment	255,390	20	42,101	(1,680)	(37,901)	(13)	257,917	216,174
Construction in progress	616,168	278,027	(265,933)	(1,697)	-	47,154	673,719	564,679
End of the period	₩ 8,447,313	₩ 278,047	₩ -	₩ (12,396)	₩ (378,484)	₩47,128	₩ 8,381,608	$ 7,025,068

A substantial portion of the Company's property, plant and equipment is pledged as collateral for various loans up to a maximum of ₩949,335 million (US$ 795,688 thousand) (see Note 14).

As of June 30, 2003, the published value of the Company-owned land (12,030 thousand square meters) totals ₩1,607,308 million (US$ 1,347,170 thousand) in terms of land prices officially announced by the Korean government.

8. Insurance:

As of June 30, 2003, property, plant and equipment are insured for ₩5,113,057 million (US$4,285,523 thousand) with Hyundai Fire & Marine Insurance Co. In addition, the Company carries products and completed operations liability insurance with a maximum coverage of ₩144,172 million (US$120,838 thousand), general insurance for vehicles and workers' compensation and casualty insurance for employees.

9. Leased Assets:

The Company has entered into financing lease agreements for certain machinery and equipment. The lease obligations are included in long-term debt in the accompanying balance sheets. Annual payments on the lease agreements as of June 30, 2003 are as follows (won in millions):

	Financing leases		
	Lease Payments	Interest Portion	Lease Obligations
July 1, 2003 ~ June 30, 2004	₩ 14,284	₩ 256	₩ 14,028
July 1, 2004 ~ June 30, 2005	3,399	45	3,354
July 1, 2005 ~ June 30, 2006	267	3	264
	₩ 17,950	₩ 304	₩ 17,646

10. Intangibles:

Intangibles as of June 30, 2003 and December 31, 2002 consist of the following:

	Korean won (in millions)				U. S. dollars (Note 2) (in thousands)	
	June 30, 2003			December 31, 2002	June 30, 2003	December 31, 2002
	Acquisition cost	Accumulated Amortization	Book value	Book value	Book value	Book value
Cost in excess of fair value of net identifiable assets acquired	₩ 611,412	₩ 119,735	₩ 491,677	₩ 506,963	$ 412,100	$ 424,912
Industrial property rights	28,353	11,777	16,576	14,558	13,893	12,202
Development costs	969,576	594,420	375,156	407,631	314,438	341,657
Other	36,386	20,974	15,412	16,500	12,918	13,830
	₩1,645,727	₩ 746,906	₩ 898,821	₩ 945,652	$ 753,349	$ 792,601

The changes in intangibles for the three-month period ended June 30, 2003 are as follows:

	Korean won (in millions)					U. S. dollars (Note 2) (in thousands)
	Cost in excess of fair value of net identifiable assets acquired	Industrial property Rights	Development costs	Other	Total	Total
Beginning of period	₩ 499,320	₩ 13,698	₩ 371,758	₩ 15,956	₩ 900,732	$ 754,951
Addition:						
Expenditures	-	4,327	150,211	-	154,538	129,526
Deduction:						
Disposal	-	-	(2,085)	-	(2,085)	(1,748)
Amortization	(7,643)	(1,449)	(43,122)	(544)	(52,758)	(44,219)
Research	-	-	(54,037)	-	(54,037)	(45,291)
Ordinary development	-	-	(47,559)	-	(47,559)	(39,862)
Impairment loss	-	-	(10)	-	(10)	(8)
End of period	₩ 491,677	₩ 16,576	₩ 375,156	₩ 15,412	₩ 898,821	$ 753,349

The changes in intangibles for the six-month period ended June 30, 2003 are as follows:

	Korean won (in millions)					U. S. dollars (Note 2) (in thousands)
	Cost in excess of fair value of net identifiable assets acquired	Industrial property Rights	Development costs	Other	Total	Total
Beginning of period	₩ 506,963	₩ 14,558	₩ 407,631	₩ 16,500	₩ 945,652	$ 792,601
Addition:						
Expenditures	-	4,872	285,734	-	290,606	243,572
Deduction:						
Disposal	-	-	(3,964)	-	(3,964)	(3,322)
Amortization	(15,286)	(2,854)	(107,009)	(1,088)	(126,237)	(105,806)
Research	-	-	(112,577)	-	(112,577)	(94,357)
Ordinary development	-	-	(94,575)	-	(94,575)	(79,269)
Impairment loss	-	-	(84)	-	(84)	(70)
End of period	₩ 491,677	₩ 16,576	₩ 375,156	₩ 15,412	₩ 898,821	$ 753,349

For the six-month period ended June 30, 2003, amortization of ₩126,237 million (US$ 105,806 thousand) is recorded in selling and administrative expenses of ₩19,181 million (US$ 16,077 thousand) and in manufacturing cost of ₩107,056 million (US$ 89,729 thousand). In addition, the Company accounted for ordinary development expenses, research expenses and impairment loss as manufacturing cost, selling and administrative expenses and other expenses, respectively.

11. Other Assets:

Other assets as of June 30, 2003 and December 31, 2002 consist of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Long-term notes and accounts receivable, less unamortized present value discount of ₩2,888 million and ₩3,413 million as of June 30, 2003 and December 31, 2002, respectively	₩ 16,224	₩ 19,201	$ 13,598	$ 16,093
Lease and rental deposits	182,283	176,859	152,781	148,235
Long-term deposits	44,593	36,346	37,376	30,464
Deferred gain on valuation of derivatives (see Note 2)	39,474	46,122	33,085	38,657
Long-term loans, less unamortized present value discount of ₩4,091 million and ₩4,397 million as of June 30, 2003 and December 31, 2002, respectively	92,728	90,593	77,720	75,931
Other	18,617	18,617	15,604	15,604
	₩ 393,919	₩ 387,738	$ 330,164	$ 324,984

12. Short-term Borrowings:

Short-term borrowings as of June 30, 2003 and December 31, 2002 amount to ₩730,362 million (US$ 612,155 thousand) and ₩447,240 million (US$ 374,855 thousand), respectively, and consist primarily of bank loans and export financing loans with annual interest rates ranging from 1.55 percent to 10.5 percent.

13. Long-term Debt:

Long-term debt as of June 30, 2003 and December 31, 2002 consists of the following:

	Annual interest rate (%)	Korean won (in millions) June 30, 2003	Korean won (in millions) December 31, 2002	U.S. dollars (Note 2) (in thousands) June 30, 2003	U.S. dollars (Note 2) (in thousands) December 31, 2002
Debentures	5.0~8.0	₩ 2,212,904	₩ 2,669,745	$ 1,854,751	$ 2,237,654
Local currency loans					
Capital lease	14.25	36	71	30	60
General loans	3.0~7.0	35,035	39,041	29,365	32,722
		35,071	39,112	29,395	32,782
Foreign currency loans					
Capital lease	Libor+0.9~2.6	17,610	29,913	14,760	25,072
Other		45,382	89,228	38,037	74,787
		62,992	119,141	52,797	99,859
		2,310,967	2,827,998	1,936,943	2,370,295
	Less: Current maturities	(797,232)	(1,088,961)	(668,202)	(912,716)
		₩ 1,513,735	₩ 1,739,037	$ 1,268,741	$ 1,457,579

Debentures as of June 30, 2003 and December 31, 2002 consist of the following:

	Maturity	Annual interest rate (%)	Korean won (in millions) June 30, 2003	Korean won (in millions) December 31, 2002	U.S. dollars (Note2) (in thousands) June 30, 2003	U.S. dollars (Note2) (in thousands) December 31, 2002
Non-guaranteed debentures	8 Sep, 2003 ~ 13 Aug. 2006	5.00 ~ 8.00	₩ 1,607,000	₩ 2,072,000	$ 1,346,911	$ 1,736,652
Overseas debentures	18 Oct, 2004 ~ 18 Jul, 2006	7.33 ~ 7.80	637,115	641,014	534,000	537,268
			2,244,115	2,713,014	1,880,911	2,273,920
	Discount on debentures		(31,211)	(43,269)	(26,160)	(36,266)
			₩ 2,212,904	₩ 2,669,745	$ 1,854,751	$ 2,237,654

The maturity of long-term debt as of June 30, 2003 is as follows:

	Korean won (in millions) Debentures	Local Currency Loans	Foreign Currency Loans	Total	U.S dollars (Note 2) (in thousands) Total
July 1, 2003~June 30, 2004	₩ 732,000	₩ 8,668	₩ 56,564	₩ 797,232	$ 668,202
July 1, 2004~June 30, 2005	851,909	6,223	6,164	864,296	724,412
July 1, 2005~June 30, 2006	428,965	3,842	264	433,071	362,980
July 1, 2006~June 30, 2007	231,241	2,055	-	233,296	195,538
Thereafter	-	14,283	-	14,283	11,971
	2,244,115	35,071	62,992	2,342,178	1,963,103
Less: Discount on debentures	(31,211)	-	-	(31,211)	(26,160)
	₩ 2,212,904	₩ 35,071	₩ 62,992	₩ 2,310,967	$ 1,936,943

14. Commitments and Contingent liabilities:

(1) The Company is contingently liable for guarantees of indebtedness, primarily for the following affiliates (including foreign subsidiaries), as of June 30, 2003.

	Korean won (in millions)	U.S. dollars (Note 2) (in thousands)
Hyundai Merchant Marine	₩ 391,574	$ 328,199
HMA	134,057	112,360
HMFC	232,655	195,000
HMI	117,118	98,163
Hyundai Translead	165,841	139,000
HAOSVT	116,042	97,261
HME	61,305	51,383
HMJ	26,903	22,549
HMP	11,580	9,706
HYME	2,386	2,000
Other	1,633	1,368
	₩ 1,261,094	$ 1,056,989

(2) Investment securities of ₩51,034 million (US$ 42,774 thousand) at book value, 17 blank promissory notes, 1 check amounting to ₩2,624 million (US$ 2,199 thousand) and property, plant and equipment are pledged as collateral for short-term borrowings, the local currency and foreign currency loans and other payables up to a maximum of ₩949,335 million (US$ 795,688 thousand) (see Note 7). Certain bank deposits of ₩19,342 million (US$ 16,212 thousand) in cash equivalents, short-term financial instruments and other assets are restricted for use due to guarantees for customer financing transactions, research and development and other obligations.

(3) The Company uses a customer financing system related to a long-term installment sales system and has provided guarantees of ₩241,518 million (US$ 202,429 thousand) to the banks concerned as of June 30, 2003. These guarantees are all covered by insurance contracts, which regulates a customer and the Company as a contractor and a beneficiary, respectively.

(4) As of June 30, 2003, the outstanding balance of accounts receivable discounted with recourse amounts to ₩1,198,153 million (US$ 1,004,235 thousand), including discounted overseas accounts receivable translated using the foreign exchange rate at June 30, 2003.

(5) The Company accrues estimated product liabilities expenses (see Note 2) and carries the products and completed operations liability insurance (see Note 8) in order to cover the potential loss, which may occur due to the law suits related to its operation such as product liabilities. The Company expects that the resolution of cases pending against the Company as of June 30, 2003 will not have any material effect on its financial position.

15. Capital Stock:

Capital stock as of June 30, 2003 and December 31, 2002 consists of the following:

	Authorized	Issued	Par value	Korean won (in millions)	U.S. dollars (Note 2) (in thousands)
Common stock	450,000,000 shares	219,088,702 shares	₩ 5,000	₩ 1,145,443	$ 960,056
Preferred stock	150,000,000 shares	65,202,146 shares	5,000	331,011	277,438
				₩ 1,476,454	$ 1,237,494

The preferred shares are non-cumulative, participating and non-voting. Of the total preferred stock issued of 65,202,146 shares as of June 30, 2003, a total of 27,588,281 preferred shares (First and Third preferred shares) are eligible to receive cash dividends, if declared, equal to that declared for common shares plus an additional 1 percent minimum increase while the dividend rate for the remaining 37,613,865 preferred shares (Second preferred shares) is 2 percent higher than that declared for common shares.

The Company acquired treasury stock after cancellation of Trust Cash Fund on March 2, 2001, and in accordance with the decision of the Board of Directors, on March 5, 2001, the Company retired 10,000,000 common shares in treasury and 1,000,000 second preferred shares in treasury, which had additional dividends rate of 2 percent to the rate of common stock, using the retained earnings.

In the second half of 1999, the Company issued 45,788,000 Global Depositary Shares representing 22,894,000 common shares for ₩601,356 million (US$ 504,028 thousand), which include paid-in capital in excess of par value of ₩486,886 million (US$ 408,085 thousand).

16. Capital Surplus:

Capital surplus as of June 30, 2003 and December 31, 2002 consists of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Paid-in capital in excess of par value	₩ 3,256,236	₩ 3,256,236	$ 2,729,223	$ 2,729,223
Asset revaluation surplus	1,852,871	1,852,871	1,552,989	1,552,989
Other	266,967	266,967	223,759	223,759
	₩ 5,376,074	₩ 5,376,074	$ 4,505,971	$ 4,505,971

On January 1, 1981, January 1, 1993 and July 1, 1998, the Company revalued its property, plant and equipment at their respective appraised values (which were appraised by the Korea Appraisal Board and approved by the relevant tax office). The resultant cumulative appraisal gains, amounting to ₩2,547,417 million (US$2,135,124 thousand), were included in capital surplus, after offsetting accumulated deficit of ₩16,022 million (US$13,429 thousand), a deferred foreign currency translation loss of ₩594,275 million (US$498,093 thousand), reduction for an asset revaluation tax payment of ₩67,547 million (US$56,615 thousand) and adjustment of ₩16,702 million (US$13,999 thousand) due to the disposal of revalued assets within 1 year after revaluation.

17. Retained Earnings:

Retained earnings as of June 30, 2003 and December 31, 2002 consist of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Appropriated:				
Legal reserve	₩ 126,870	₩ 101,870	$ 106,336	$ 85,382
Reserve for business rationalization	545,800	545,800	457,464	457,464
Reserve for improvement of financial structure	98,947	98,947	82,933	82,933
Reserve for overseas market development	48,800	48,800	40,902	40,902
Reserve for technology development	2,601,100	1,465,100	2,180,119	1,227,977
	3,421,517	2,260,517	2,867,754	1,894,658
Unappropriated	988,112	1,404,772	828,189	1,177,413
	₩4,409,629	₩3,665,289	$ 3,695,943	$ 3,072,071

The Korean Commercial Code requires the Company to appropriate, as a legal reserve, a minimum of 10 percent of annual cash dividends declared, until such reserve equals 50 percent of its capital stock issued. The Regulation on Issues and Disclosures of the Securities for listed companies requires the Company to appropriate, as a reserve for improvement of financial structure, an amount equal to at least 50 percent of the net gain on disposition of property, plant and equipment and 10 percent of net income for each year until the Company's net worth equals 30 percent of total assets. These reserves are not available for the payment of cash dividends, but may be transferred to capital stock or may be used to reduce any accumulated deficit.

The reserves for business rationalization, overseas market development and technological development are voluntary reserves, which are available for the payment of dividends.

Appropriations of retained earnings for the year ended December 31, 2002 was approved at the shareholders' meeting on March 14, 2003 and the appropriations including the cash dividends of ₩243,079 million (US$203,737 thousand) are reflected in retained earnings on that date.

18. Capital Adjustments:

Capital adjustments as of June 30, 2003 and December 31, 2002 consist of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Treasury stock	₩ (74,309)	₩ (73,036)	$ (62,282)	$ (61,215)
Gain on valuation of investments accounted for using the equity method	122,674	53,643	102,819	44,961
Loss on valuation of available-for-sale investments, net	(42,723)	-	(35,808)	-
Loss on valuation of investment equity securities, net	-	(72,485)	-	(60,754)
Stock option cost	15,605	12,291	13,079	10,302
Cumulative translation adjustments	(3,341)	(3,311)	(2,800)	(2,775)
Gain (loss) on valuation of derivatives	(7,420)	25,852	(6,219)	21,668
	₩ 10,486	₩ (57,046)	$ 8,789	$ (47,813)

(1) Treasury stock

For the stabilization of stock price, the Company has treasury stock consisting of 920,390 common shares and 3,167,300 preferred shares with a carrying value of ₩74,309 million (US$62,282 thousand) as of June 30, 2003 and 1,005,570 common shares and 3,167,300 preferred shares with a carrying value of ₩73,036 million (US$61,215 thousand) as of December 31, 2002, acquired directly or indirectly through the Treasury Stock Fund and Trust Cash Fund.

(2) Stock option cost

The Company granted directors stock options at an exercise price of ₩26,800 (grant date: February 14, 2003, beginning date for exercise: February 14, 2006, expiry date for exercise: February 13, 2011) and of ₩14,900 (grant date: March 10, 2000, beginning date for exercise: March 10, 2003, expiry date for exercise: March 9, 2008). These stock options all require at least two-year continued service starting from the grant date. If all of the stock options as of June 30, 2003 are exercised, 2,882,000 (1,542,000 and 1,340,000 for the options granted as of February 14, 2003 and March 10, 2000, respectively) new shares, shares held as treasury stock or cash compensation will be granted according to the decision of the Board of Directors.

The Company calculates the total compensation expense using an option-pricing model. In the model, the risk-free rate of 4.94% and 9.04%, an expected exercise period of 5.5 years and an expected variation rate of stock price of 63.29 percent and 71.1 percent are used for the options granted as of February 14, 2003 and March 10, 2000, respectively. Total compensation expenses amounting to ₩17,661 million (US$14,803 thousand) and ₩12,291 million (US$10,302 thousand) for the options granted as of February 14, 2003 and March 10, 2000, respectively, have been accounted for as a charge to current operations and a credit to capital adjustment over the required period of service (two years) from the grant date using the straight-line method.

(3) Cumulative translation adjustments

Cumulative translation debits of ₩3,341 million (US$2,800 thousand) and ₩3,311 million (US$2,775 thousand) as of June 30, 2003 and December 31, 2002, respectively, which result from the translation of financial statements of the two branches (Hyundai Machine Tools America and Hyundai Truck America) located in the United States, are included in capital adjustments on the basis set forth in Note 2.

(4) Gain (Loss) on valuation of derivatives

Loss of ₩7,420 million (US$6,219 thousand) and gain of ₩25,852 million (US$21,668 thousand) on valuation of the effective portion of derivative instruments for cash flow hedging purposes from forecasted exports as of June 30, 2003 and December 31, 2002, respectively, is included in capital adjustments on the basis set forth in Note 2.

19. Income Tax Expense and Deferred Income Tax Assets:

Income tax expense for the six-month periods ended June 30, 2003 and 2002 consists of the following:

Description	Korean won (in millions) Six-month period ended June 30, 2003	Korean won (in millions) Six-month period ended June 30, 2002	U.S. dollars (Note 2) (in thousands) Six-month period ended June 30, 2003	U.S. dollars (Note 2) (in thousands) Six-month Period ended June 30, 2002
Income tax currently payable	₩ 521,715	₩ 413,989	$ 437,277	$ 346,986
Changes in deferred income taxes due to:				
Temporary differences	(141,486)	(41,812)	(118,587)	(35,045)
	(141,486)	(41,812)	(118,587)	(35,045)
Income tax expense	₩ 380,229	₩ 372,177	$ 318,690	$ 311,941

For the six-month periods ended June 30, 2003 and 2002, the differences between income before tax in financial accounting and taxable income pursuant to Corporate Income Tax Law of Korea are as follows:

Description	Korean won (in millions) Six month period ended June 30, 2003	Korean won (in millions) Six month period ended June 30, 2002	U.S. dollars (Note 2) (in thousands) Six month period ended June 30, 2003	U.S. dollars (Note 2) (in thousands) Six month period ended June 30, 2002
Income before tax	₩ 1,368,707	₩ 1,265,603	$ 1,147,186	$ 1,060,768
Addition	828,236	1,122,735	694,188	941,023
Deduction	(377,535)	(852,299)	(316,432)	(714,356)
Taxable income	₩ 1,819,408	₩ 1,536,039	$ 1,524,942	$ 1,287,435

The changes in accumulated temporary differences for the six-month period ended June 30, 2003 and for the year ended December 31, 2002 are as follows:

Description	Korean won (in millions) Six-month period ended June 30, 2003	Korean won (in millions) Year ended December 31, 2002	U.S. dollars (Note 2) (in thousands) Six-month Period ended June 30, 2003	U.S. dollars (Note 2) (in thousands) Year ended December 31, 2002
Beginning of period, net	₩ 832,284	₩ 315,155	$ 697,581	$ 264,148
Changes for period, net	557,205	517,129	467,023	433,433
End of period, net	₩ 1,389,489	₩ 832,284	$ 1,164,604	$ 697,581

Deferred income taxes as of June 30, 2003 and December 31, 2002 are computed as follows:

Affiliated Company	Korean won (in millions) June 30, 2003	Korean won (in millions) December 31, 2002	U.S. dollars (Note 2) (in thousands) June 30, 2003	U.S. dollars (Note 2) (in thousands) December 31, 2002
Accumulated temporary differences, net	₩ 1,389,489	₩ 832,284	$ 1,164,604	$ 697,581
Adjustments (*):	316,260	397,078	265,074	332,812
	1,705,749	1,229,362	1,429,678	1,030,393
Statutory tax rate	29.7%	29.7%	29.70%	29.70%
Deferred income tax assets	₩ 506,607	₩ 365,121	$ 426,614	$ 306,027

(*) The Company did not recognize deferred income tax assets related to gain of revaluation of land and others since the probability of its realization in the near future is uncertain.

When each temporary difference reverses in the future, it will result in a decrease (increase) of taxable income and income tax payable. Deferred income tax assets are recognized only when it is probable the tax benefits from temporary differences will be realized in the future and calculated using the expected corporate tax rate in the period when the tax benefits will be realized. As of June 30, 2003, the Company believes the deferred income tax assets of ₩506,607 million (US$424,614 thousand) can be realized in the future. Additionally, the Company believes average ordinary income in the coming years will exceed the amount of deferred taxes to be realized every year based on its assessment. The effective tax rates are 27.8 percent and 29.4 percent for six-month periods ended June 30, 2003 and 2002, respectively, and 22.5 percent and 24.7 percent for three-month periods ended June 30, 2003 and 2002, respectively.

20. Related Party Transactions:

Significant transactions with affiliated companies for the three-month and six-month periods ended June 30, 2003 and 2002 and outstanding balances as of June 30, 2003 and December 31, 2002 are summarized below:

	Sales (Purchases)					
	Korean won (in millions)				U.S. dollars (Note 2) (in thousands)	
	Three-month		Six-month		Six-month	
Affiliated Company	2003	2002	2003	2002	2003	2002
Hyundai Motor America	₩ 1,991,696	₩ 1,524,212	₩ 3,719,053	₩3,203,264	$ 3,117,134	$ 2,684,824
Hyundai Motor India	61,339	29,090	93,670	65,914	78,510	55,246
Hyundai Motor Japan Co.	4,515	9,367	12,761	19,846	10,696	16,634
HAOSVT	91,319	16,913	121,380	23,916	101,735	20,045
Hyundai Motor Poland Sp.zo.o.	33,324	19,877	53,560	38,043	44,891	31,886
Kia Motors Corporation	272,050	271,449	507,598	444,734	425,445	372,755
	(98,126)	(105,488)	(195,188)	(201,634)	(163,597)	(169,000)
KEFICO	(72,122)	(68,958)	(151,431)	(134,652)	(126,922)	(112,859)
Hyundai MOBIS	20,363	21,460	67,235	58,440	56,353	48,982
	(160,094)	(202,518)	(406,799)	(367,022)	(340,960)	(307,620)
Dymos Inc. (formerly Korea Drive Train System)	(20,848)	(63,956)	(97,372)	(188,752)	(81,613)	(158,203)
Hyundai HYSCO	(47,474)	(58,619)	(87,904)	(84,667)	(73,677)	(70,964)

	Receivables (Payables)			
	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
Affiliated Company	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Kia Motors Corporation	₩ 235,108	₩ 111,369	$ 197,056	$ 93,344
	(92,200)	(104,780)	(77,278)	(87,822)
KEFICO	(34,306)	(32,102)	(28,754)	(26,906)
Hyundai MOBIS	16,688	26,497	13,987	22,209
	(113,905)	(96,838)	(95,470)	(81,165)
Dymos Inc. (formerly Korea Drive Train System)	(44,016)	(50,150)	(36,892)	(42,033)
Hyundai HYSCO	(25,772)	(22,734)	(21,601)	(19,055)
WIA	(16,273)	(13,858)	(13,639)	(11,615)
Hyundai Powertech	(15,793)	(22,611)	(13,237)	(18,951)
Hyundai Motor America	166,145	189,089	139,255	158,485
HAOSVT	11,527	4,943	9,661	4,143
Hyundai Motor India	18,987	6,692	15,914	5,609

21. Foreign Currency Denominated Assets and Liabilities:

The assets and liabilities denominated in foreign currencies as of June 30, 2003 and December 31, 2002 are summarized below:

	Foreign Currencies				Korean Won (in millions)	
	June 30, 2003		December 31, 2002		June 30, 2003	December 31, 2002
Assets	US$	324,168,428	US$	332,202,100	₩ 386,765	₩ 398,775
	JP¥	175,182,161	JP¥	-	1,746	-
	GBP	4,007,726	GBP	2,760,537	7,891	5,314
	CAD	24,778,779	CAD	11,430,101	21,959	8,700
	EUR	69,215,270	EUR	121,252,463	94,295	152,458
	AUD	3,397,200	AUD	13,587,499	2,700	9,236
					₩ 515,356	₩ 574,483
Liabilities	US$	870,898,450	US$	886,146,626	₩ 1,039,069	₩ 1,063,724
	JP¥	24,841,917,996	JP¥	20,913,121,313	247,527	211,815
	GBP	6,425,013	GBP	3,736,884	12,651	7,193
	CAD	3,546,479	CAD	1,905,984	3,143	1,451
	EUR	138,481,415	EUR	180,229,258	188,659	226,609
	AUD	21,074,928	AUD	14,590,591	16,747	9,918
					₩ 1,507,796	₩ 1,520,710

22. Regional Sales Information:

Sales by region for the three-month and six-month periods ended June 30, 2003 and 2002 are as follows:

	Korean won (in millions)				U.S. dollars (Note 2) (in thousands)	
	Three-month		Six-month		Six-month	
	2003	2002	2003	2002	2003	2002
Domestic sales	₩ 2,739,846	₩ 3,177,847	₩ 5,771,246	₩ 6,095,194	$ 4,837,185	$ 5,108,703
Export sales - Vehicle products						
North America	1,985,387	1,524,211	3,712,830	3,203,263	3,111,919	2,684,824
Europe	858,502	535,161	1,477,220	1,070,050	1,238,136	896,865
South America	151,004	102,914	236,350	198,683	198,097	166,527
Asia & Pacific	156,487	131,236	281,376	264,189	235,836	221,431
Middle Asia & Africa	173,781	164,921	299,686	311,160	251,183	260,800
	3,325,161	2,458,443	6,007,462	5,047,345	5,035,171	4,230,447
Export sales – Other	516,071	172,339	887,750	352,234	744,070	295,225
Export sales	3,841,232	2,630,782	6,895,212	5,399,579	5,779,241	4,525,672
Total sales	₩ 6,581,078	₩ 5,808,629	₩ 12,666,458	₩11,494,773	$10,616,426	$ 9,634,375

23. Selling and Administrative Expenses:

Selling and administrative expenses for the three-month and six-month periods ended June 30, 2003 and 2002 are as follows:

	Korean won (in millions)				Translation into U.S. dollars (Note 2) (in thousands)	
	Three-month		Six-month		Six-month	
	2003	2002	2003	2002	2003	2002
Labor costs	₩ 255,722	₩ 269,738	₩ 548,379	₩ 456,966	$ 459,625	$ 383,007
Export costs	154,156	119,060	270,354	237,198	226,598	198,808
Sales promotion and advertisements	220,235	185,931	330,435	291,062	276,955	243,955
Sales commissions	70,938	75,535	149,931	150,303	125,665	125,977
Sales warranties	356,895	323,677	680,945	670,751	570,736	562,192
Taxes and dues	4,239	3,925	11,764	6,252	9,860	5,240
Communications	6,078	6,009	12,032	11,873	10,085	9,951
Utilities	4,773	4,620	11,977	11,332	10,038	9,498
Freight and warehousing	18,617	20,176	38,433	39,943	32,213	33,478
Rent	5,412	6,045	11,190	12,573	9,379	10,538
Travel	11,737	11,217	23,741	20,937	19,898	17,548
Service charges	32,164	40,258	64,243	68,028	53,845	57,018
Maintenance	4,250	2,822	6,759	4,747	5,665	3,979
Supplies	4,916	4,284	8,973	8,250	7,521	6,915
Research	54,037	49,754	112,577	59,455	94,357	49,832
Depreciation	15,290	14,047	30,218	27,442	25,327	23,001
Amortization	9,614	9,383	19,181	18,714	16,077	15,685
Provision for doubtful accounts	-	-	-	13,489	-	11,306
Stock option cost	3,314	-	3,314	403	2,778	338
Other	6,804	7,126	13,084	14,154	10,966	11,863
	₩ 1,239,191	₩ 1,153,607	₩ 2,347,530	₩ 2,123,872	$ 1,967,588	$ 1,780,129